January 13, 2011

VIA EDGAR FILING

To:           United States Securities and Exchange Commission
Attn: Jonathan Groff
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Tactical Air Defense Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010
Form 10-Q for the Period Ended September 30, 2010 Filed November 22, 2010
File No. 333-79405

Dear Mr. Groff:

Reference is hereby made to the correspondence of the United States Securities and Exchange Commission (“SEC”) addressed to Tactical Air Defense Services, Inc., a Nevada corporation (the “Company”) dated December 22, 2010 (the “Comment Letter”) relating to the above reference Annual and Quarterly Reports. Please be advised the Company’s management has been travelling internationally over the past weeks and have not had the opportunity to engage counsel to assist with responding to the issues raised in the Comment Letter. The Company has now engaged securities counsel to assist in responding to the issues raised and expects to have both a response letter and amended Quarterly and Annual Reports referenced above filed on or before January 21, 2011.

In connection with responding to the comments raised in the Comment Letter, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company apologizes for the delay in the response and respectfully requests an extension of the time granted for response as reference herein. Should you wish to discuss any issues raised herein, please feel free to contact me at (305) 781-2929 or the Company’s retained securities counsel, Mr. Brad M. Bingham, Esq. at (760) 692-1162. In addition, should any additional correspondence be sent, please feel free to send such correspondence via facsimile transmission directly to Mr. Bingham at (760) 804-8845.

Very truly yours,

Tactical Air Defense Services, Inc.

/s/ Alexis Korybut
_________________________________
By: Alexis Korybut
Its: Chief Executive Officer